

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Mary S. Wolf, President
Redstone Literary Agents Inc.
1842 E Campo Bello Drive
Phoenix, AZ 85022

> **Re: Redstone Literary Agents Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 2, 2011**
> **File No. 333-173164**

Dear Ms. Wolf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment one in our letter dated October 27, 2011 and we have reviewed the materials you have provided. We reissue our prior comment. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. As examples only, we note your statements, "Publishers and e-book resellers are reporting astronomical growth" and "The industry is starting to see prices climb for literary works downloaded on these devices." Please provide us with your support for these statements.

Financial Statements, page F-1

2. Please update your financial statements to comply with Rule 8-08 of Regulation S-X. In addition, please update dilution on page 8, management's discussion and analysis of plan of operations on page 17 and other financial data throughout the prospectus accordingly.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director